[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

August 1, 2012

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	The Cushing® MLP Infrastructure Fund

N-2 Registration Statement

Ladies and Gentlemen:

On behalf of The Cushing® MLP Infrastructure Fund, we are enclosing herewith for filing pursuant to the Investment Company Act of 1940, as amended, and the General Rules and Regulations of the Commission thereunder, one electronically signed Registration Statement on Form N-2.

If you have any questions or require any further information with respect to this filing, please call me at (312) 407-0641 or Philip Harris at (212) 735-3805.

Very truly yours,

/s/ Kevin T. Hardy
Kevin T. Hardy

Enclosure